EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

BetterLife Pharma Inc. (the “Company”)

1275 West 6th Avenue

Suite 300

Vancouver, British Columbia

V6H 1A6

Item 2 Date of Material Change

April 2021

Item 3 News Releases

N/A

Item 4 Summary of Material Change

On April 28, 2021, the Company issued 3,570 common shares to a third party for services rendered. The Company also granted 700,000 stock options, expiry date of April 27, 2023 and exercise price of $0.63, to officers.

On April 29, 2021, the Company announced that it has applied for patent protection of its novel implantable subcutaneous product and its use in the prevention of psychedelic drug diversion. LSD and psilocybin microdosing are currently in multiple ongoing clinical trials. One issue is the possibility of the patient in consuming a full psychedelic dose of Psilocybin or LSD as opposed to the prescribed microdose or resale of the drugs to someone other than the patient. The Company’s invention solves this problem by use of an implant administered by in-office procedure performed by a physician. The technical specification includes the option for a pulsatile release in accordance with current microdosed psychedelic protocols as well as an extended duration of release.

Item 5 Full Description of Material Change

Refer to Item 4.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9 Date of Report

May 4, 2021